

SECU 07002970 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 22 2007 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 51250

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arrow Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3010 Westchester Avenue, Suite 203

(No. and Street)

Purchase, New York 10577

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven G. Rubenstein 914-251-1086

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, P.C.

(Name – *if individual, state last, first, middle name*)

New Brunswick, New Jersey 08901

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven G. Rubenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arrow Investments, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chairman

Title

Notary Public



LOUIS M. RUSSO
Notary Public, State of New York
No. 01RU3408145
Qualified in Westchester County
Term Expires February 28, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arrow Investments, Inc.
Table of Contents
December 31, 2006 and 2005



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

120 Albany Street
Suite 201
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

Independent Auditors' Report

To the Board of Directors,
Arrow Investments, Inc.:

We have audited the accompanying statements of financial condition of Arrow Investments, Inc. (an S corporation) as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arrow Investments, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown, PC

February 13, 2007

Arrow Investments, Inc.
Statements of Financial Condition
December 31, 2006 and 2005

	2006	2005
Assets		
Current assets		
Cash	$ 32,099	$ 72,649
Commissions receivable	4,292	--
Marketable securities	40,027	--
Investments-warrants, at cost	--	3,300
Prepaid expenses	4,245	4,245
Total current assets	80,663	80,194
Furniture and equipment - net	--	--
	$ 80,663	$ 80,194
Liabilities and Stockholders' Equity		
Current liabilities		
Due to related party	$ 4,200	$ 4,200
Income taxes payable	100	100
Total current liabilities	4,300	4,300
Commitments and contingent liabilities		
Stockholders' equity		
Common stock, $0.01 par value; 20,000 shares authorized; 80 shares issued and outstanding	1	1
Additional paid-in capital	47,249	47,249
Retained earnings	29,113	28,644
Total stockholders' equity	76,363	75,894
	$ 80,663	$ 80,194

The Notes to Financial Statements are an integral part of these statements.

Arrow Investments, Inc.
Statements of Operations
Years Ended December 31, 2006 and 2005

	2006	2005
Revenues		
Service fees	$ 32,150	$ 23,749
Expenses		
Licenses and regulatory fees	7,562	11,373
Insurance	362	374
Bank charges	10	50
Professional fees	5,109	4,800
Rent	4,800	4,800
Salary	6,000	6,000
Telephone	1,200	1,200
Office	65	--
	25,108	28,597
Income (loss) before other expenses	7,042	(4,848)
Other expenses		
Unrealized loss on investments	6,473	--
Income (loss) before provision for income taxes	569	(4,848)
Provision for income taxes	100	100
Net income (loss)	$ 469	$ (4,948)

The Notes to Financial Statements are an integral part of these statements.

Arrow Investments, Inc.
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2006 and 2005

	Common Stock		Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
January 1, 2005	80	$ 1	$ 47,249	$ 33,592	$ 80,842
Net loss				(4,948)	(4,948)
December 31, 2005	80	1	47,249	28,644	75,894
Net income				469	469
December 31, 2006	80	$ 1	$ 47,249	$ 29,113	$ 76,363

The Notes to Financial Statements are an integral part of these statements.

Arrow Investments, Inc.
Statements of Cash Flows
Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities		
Net income (loss)	$ 469	$ (4,948)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Unrealized loss on investments	6,473	--
Changes in assets and liabilities:		
Commissions receivable	(4,292)	--
Prepaid expenses	--	2,851
Due to related party	--	4,200
Income taxes payable	--	--
Net cash provided by operating activities	2,650	2,103
Cash flows from investing activities		
Purchases of marketable securities	(43,200)	--
Net change in cash	(40,550)	2,103
Cash		
Beginning of year	72,649	70,546
End of year	$ 32,099	$ 72,649
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Income taxes	$ 100	$ 100

The Notes to Financial Statements are an integral part of these statements.

1. Summary of Significant Accounting Policies

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are as follows:

Nature of Operations
Arrow Investments, Inc. ("the Company") was incorporated in June 1998 in the State of New York, and operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). Its customers are located throughout the United States.

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation charges with respect to furniture and equipment have been made by the Company on the straight-line method over the estimated useful lives of the assets; 5 years for furniture and equipment.

Expenditures for maintenance and repairs are charged to revenues as incurred. Expenditures for betterments and major renewals are capitalized and, therefore, are included in property and equipment.

For furniture and equipment not fully depreciated, which is retired or sold, the cost of the asset is credited to the respective asset account, and the related accumulated depreciation is charged to the accumulated depreciation account. The gain or loss from sale or retirement of furniture and equipment is reflected in the statements of operations.

At December 31, 2006 and 2005, furniture and equipment consists of computers with a cost of $3,750 and accumulated depreciation of $3,750. Depreciation for the years ended December 31, 2006 and 2005 amounted to $-0- for both years.

Marketable Securities
The Company's investments in marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value, with any unrealized holding gains and losses included in the statements of operations.

Investments - Warrants
The Company invested in warrants issued by NASD Stock Market, Inc. The warrants are carried at cost. The cost approximates market value. During 2006, the warrants were exercised in exchange for shares of common stock.

Revenue Recognition
The Company receives commissions for placing orders with mutual funds for their clients as well as acting as a Placement Agent for private equity offerings and records the related revenue and expenses on a trade-date basis. For the years ended December 31, 2006 and 2005, the Company earned commissions in the amount of $32,150 and $23,749, respectively.

Income Taxes
The Company's shareholders elected S corporation status for federal and New York State income tax purposes. All taxable income and expense items are allocated to the shareholders for inclusion in their respective income tax returns. Accordingly, there is no provision for federal income taxes. The accompanying provision for income taxes represents a New York State corporation minimum tax surcharge.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, the Company had net capital of $35,650 and $68,349, respectively. These amounts were in excess of their required net capital of $5,000 by $30,650 in 2006 and $63,349 in 2005. At December 31, 2006 and 2005, the Company's aggregate indebtedness to net capital ratio were 0.1206 to 1 and 0.0629 to 1, respectively.

3. Regulation

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the NASD, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

4. Concentrations

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, investor sentiment, and the changing security laws. These factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

5. Related Party Transactions

The Company has an expense sharing agreement with a company (the affiliate) whose shareholders are also the shareholders of the Company (see Note 6). The affiliate pays certain general and administrative expenses on behalf of the Company. For the years ended December 31, 2006 and 2005, the affiliate charged the Company $16,800 in accordance with the expense agreement. At December 31, 2006 and 2005, amounts due to related party were $4,200 for both years. Amounts are non-interest bearing and are expected to be repaid within one year from December 31, 2006, therefore, have been included in the statements of financial condition as current.

6. Commitments and Contingencies

The Company's overhead expenses are paid by an affiliate (see Note 5). The Company has an agreement with the affiliate and it is continuous until amended in writing by either party at their sole discretion. This expense agreement was established to have the affiliate pay certain expenses on behalf of the Company. These expenses are billed directly to the affiliate by the vendors. The Company has no obligation, direct or indirect, to compensate the affiliate or any third party.

7. Income Taxes

For the year ended December 31, 2006 and 2005, the current provision for income taxes amounted to $100.

At December 31, 2006, the Company had a net operating loss carryforward for state income tax purposes of approximately $34,600 available to offset future taxable income, which expire through 2026.

SUPPLEMENTARY INFORMATION

Arrow Investments, Inc.
Computations of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Years Ended December 31, 2006 and 2005

	2006	2005
Net capital		
Total stockholders' equity	$ 76,363	$ 75,894
Deductions and/or charges		
Nonallowable assets		
Commissions receivable	(4,292)	--
Marketable securities - restricted	(30,790)	--
Investments - warrants	--	(3,300)
Prepaid expenses	(4,245)	(4,245)
Net capital before haircuts on securities	(39,327)	(7,545)
Haircuts on securities		
Other securities	(1,386)	--
Net capital	$ 35,650	$ 68,349
Aggregate Indebtedness		
Items included in statement of financial condition		
Due to related party	$ 4,200	$ 4,200
Income taxes payable	100	100
Total aggregate indebtedness	$ 4,300	$ 4,300
Computation of Basic Net Capital Requirement		
Minimum net capital under rule 15c3-1(a)(1)(i)	$ 287	$ 287
Minimum net capital under rule 15c3-1(a)(2)(vi)	$ 5,000	$ 5,000
Required minimum net capital [greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(vi)]	$ 5,000	$ 5,000
Excess net capital at 1,000%	$ 35,220	$ 67,919
Excess net capital at 1,500%	$ 35,363	$ 68,062
Ratio: Aggregate Indebtedness to Net Capital	0.1206 to 1	0.0629 to 1

See Independent Auditors' Report

Arrow Investments, Inc.
Reconciliations Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
For the Years Ended December 31, 2006 and 2005

	2006	2005
Reconciliation with the Company's computation (included in Part II of Form X-17a-5 as of December 31, 2006 and 2005) Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 35,750	$ 68,349
Adjustment for income taxes payable	(100)	--
Net capital per audited financial statements	$ 35,650	$ 68,349

See Independent Auditors' Report

Arrow Investments, Inc.
Other Information
December 31, 2006

1. **Information relating to the possession or control requirements under SEC Rule 15c3-3**

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2006.

See Independent Auditors' Report.



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

120 Albany Street
Suite 201
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members,
Arrow Investments, Inc.:

In planning and performing our audit of the Arrow Investments, Inc. financial statements and supplemental schedules of Arrow Investments, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WS+B

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Williams Smith + Brown, PC

February 13, 2007

END